Identive Group, Inc.     1900 Carnegie Ave., Bldg. B     Santa Ana, CA 92705     US

October 1, 2010

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Stephen Krikorian, Accounting Branch Chief

Re:	Identive Group, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2009

Filed March 8, 2010

File No. 000-29440

Dear Mr. Krikorian:

This letter is submitted by Identive Group, Inc. (the “Company”) in response to comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter dated September 30, 2010 (the “Comment Letter”), relating to the Company’s Form 10-K for the Fiscal Year Ended December 31, 2009 (the “Filing”). For the convenience of the Staff, we have restated in this letter each of the Staff’s comments as set forth in the Comment Letter and numbered each of its responses to correspond therewith.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation (Incorporated by Reference from Definitive Proxy Statement on Schedule 14A, filed April 30, 2010)

Overview of Compensation Program, page 36

1.

We note your response to prior comment, which indicates that the company uses peer group comparisons in making compensation decisions. In particular, you indicate that the company “considered compensation and benefit packages that are commonly offered to executives in similar-sized German companies” when determining the company’s

Identive Group, Inc.	T +1 949 553 4280
1900 Carnegie Ave., Bldg. B	F +1 949 250 7263
Santa Ana, CA 92705	info@identive-group.com
USA	www.identive-group.com

compensation levels. If you have benchmarked different elements of your executives’ compensation, please identify for us in your response, and in future filings to the extent applicable, the companies that comprise your peer group for each such element. Please also clarify whether you use specific peer group compensation percentiles in making compensation decisions. Disclosure in this regard should include a discussion of where you target each element of compensation against the comparator companies and where actual payments fall within targeted parameters. Refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance & Disclosure Interpretations.

Response to Comment 1:

As previously discussed with the Staff, the Company has not engaged a compensation consultant and has not undertaken a peer group review of compensation practices. Similarly, the Company has not benchmarked the different elements of executive compensation nor does it utilize specific peer group compensation percentiles in making compensation decisions. In particular, the Company did not consider or rely upon compensation data about other companies, whether internally-generated or prepared by third parties. The reference in the Company’s response to prior Comment 1 was intended to indicate that the Company has a general understanding of local market practices as such practices may impact the Company’s ability to hire and retain executives. However, the Company did not mean to imply that a review or study of the local market nor any peer group entities has been undertaken or commissioned. If the Company engages a compensation consultant in the future, undertakes a peer group review of compensation practices, benchmarks different elements of its executive compensation package or utilizes specific peer group compensation percentiles, it will make disclosure in accordance with Item 402 of Regulation S-K, and consistent with the guidance set forth in Question 118.05 of the Staff’s Regulation S-K Compliance & Disclosure Interpretations.

* * * * * * * * * *

In responding to the Staff’s Comment Letter, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We very much appreciate the Staff’s continued assistance and cooperation in connection with the review of the Filing. Questions regarding the above responses or related disclosures may be addressed to the undersigned at 1-949-250-8888 (office) or 1-949-250-7263 (facsimile), or to Barbara A. Jones, Esq. at 1-617-310-6064 (office) or 1-617-897-0954 (facsimile).

Respectfully Submitted,

/s/ Melvin Denton-Thompson
Melvin Denton-Thompson
Chief Financial Officer

cc:	Morgan Youngwood, Staff Account, SEC

Courtney Haseley, Staff Attorney, SEC

Mark P. Shuman, Legal Branch Chief, SEC

Ayman Ashour, Chief Executive Officer, Identive Group, Inc.

Barbara A. Jones, Esq., Greenberg Traurig, LLP